Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

BioLife4D Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:

FIRST: That by unanimous written consent of the Board of Directors of the Corporation in accordance with Section 141(f) of the General Corporation Law of the State of Delaware, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the shareholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be amended by changing Article IV so that, as amended, said Article IV shall be and read as follows:

The total number of shares which the Corporation is authorized to issue is 70,000,000, consisting of 50,000,000 shares of common stock, having a par value of $0.00001, (“Common Stock”) and 20,000,000 shares of blank check preferred stock, having a par value of $0.00001 (“Preferred Stock). The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation of the Corporation, as determined from time to time by the board of directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The board of directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the rights and preferences of the shares of any series that is wholly unissued or to be established. Unless otherwise specifically provided in the resolution establishing any series, the board of directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding.

Upon the close of business on the effective date of this Certificate of Amendment of Certificate of Incorporation with the Delaware Secretary of State, each three shares of the Corporation’s common stock, $0.00001 par value, issued and outstanding immediately prior to the effective date shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined into one share of common stock (the “Reverse Split”); provided, however, no fractional shares of common stock shall be issued as a result of the Reverse Split, and any fraction thereof shall be rounded up to the nearest whole share. Each certificate that immediately prior to the effective date represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificates shall have been reclassified and combined pursuant to this Certificate of Amendment. The Reverse Split shall not affect the authorized number of shares.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the shareholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 22nd day of August, 2022.

BIOLIFE4D CORPORATION

/s/ Steven Morris
By:	Steven Morris
Its:	Chief Executive Officer